UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                               Conolog Corporation
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   208254 40 9
                                 (CUSIP Number)

                              Fred S. Skolnik, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 1, 2000
             (Date of Event Which Requires Filing of This Statement)

                  If the  Filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No. 208254 40 9                                        Page  2 of 7 Pages

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    CLOG LLC
    I.R.S. Identification Number:11-3479491

    Warren Schreiber

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [  ]    (b)  [  ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*    WC, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [X]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CLOG LLC - State of New York
    Warren Schreiber - United States of America

 NUMBER OF  SHARES          7    SOLE VOTING POWER
                                  CLOG LLC - 0
                                  Warren Schreiber - 0

 BENEFICIALLY  OWNED BY     8    SHARED VOTING POWER
                                  CLOG LLC - 400,000
                                  Warren Schreiber - 400,000 (represents amount beneficially owned by CLOG LLC)

 EACH  REPORTING            9    SOLE DISPOSITIVE POWER
                                  CLOG LLC - 0
                                  Warren Schreiber - 0

 PERSON  WITH             10  SHARED DISPOSITIVE POWER
                                  CLOG LLC - 400,000
                                  Warren Schreiber - 400,000 (represents amount beneficially owned by CLOG LLC)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    CLOG LLC - 400,000
    Warren Schreiber - 400,000 (represents amount beneficially owned by CLOG LLC)



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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    CLOG LLC - 5.8%
    Warren Schreiber - 5.8% (represents amount beneficially owned by CLOG LLC)

14  TYPE OF REPORTING PERSON*

    CLOG LLC - CO
    Warren Schreiber - IN


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Item 1.  Security and Issuer.

     The Reporting Persons are making this statement in reference to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Conolog Corporation, a Delaware corporation ("Conolog" or the "Issuer"). The address of Conolog's principal executive offices is 5 Columbia Road, Somerville, NJ 08876.

Item 2.  Identity and Background.

     The Reporting Persons are making this statement pursuant to Rule 13d-1(a).

     (a) Names:

         CLOG LLC ("CLOG")
         Warren Schreiber

     (b) Residence or business address:

         CLOG:

         64 Shelter Lane
         Roslyn, New York 11577

         Warren Schreiber

         64 Shelter Lane
         Roslyn, New York 11577

     (c) Warren Schreiber is employed as Chairman and President of The Skyes Corporation, a corporation primarily engaged in the business of consulting and investing, of which Mr. Schreiber is the sole shareholder. CLOG is a limited liability company established for the sole purpose of investing in the Issuer. Mr. Schreiber is the controlling member of CLOG.

     (d) Neither of the Reporting Persons have been convicted in a criminal proceeding in the last five years.

     (e) Reference is made to Item 2 of Amendment No. 2 to the Reporting Persons' Schedule 13D, filed with the Securities and Exchange Commission ("SEC") on June 28, 1999 ("Amendment No. 2"). Reference is further made to Item 2 of Amendment No. 6 to the Reporting Persons' Schedule 13D, filed with the SEC on October 14, 1999.

     (f) CLOG was organized under the laws of the state of New York. Mr. Schreiber is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     See Item 4.


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Item 4. Purpose of Transaction.

     Pursuant to a stock purchase agreement between CLOG and National Financial Communications Corp. ("National"), dated as of February 1, 2000 (the "Stock Purchase Agreement"), CLOG agreed to exercise its option to purchase $300,000 principal amount of convertible debentures of Conolog and convert the $300,000 principal amount of convertible debentures into 300,000 shares of Common Stock of Conolog, as described in Amendment No. 2 and Amendment No. 7 to the Reporting Persons' Schedule 13D, filed with the SEC on January 5, 2000 ("Amendment No. 7"), and sell to National the 300,000 shares of Common Stock of Conolog at a purchase price of $1.375 per share, or an aggregate purchase price of $412,500 (the "Purchase Price"). Pursuant to the terms of the Stock Purchase Agreement, National loaned to CLOG the sum of $300,000 in connection with CLOG's exercise of its option to acquire the $300,000 principal amount of convertible debentures, CLOG converted the convertible debentures thereby obtained into 300,000 shares of Common Stock of Conolog and CLOG sold such shares to National.

     On February 7, 2000, CLOG exercised its option to purchase $200,000 principal amount of convertible debentures of Conolog, as described in Amendment No. 2 and Amendment No. 7. CLOG used working capital to fund the purchase. On the same date, CLOG exercised its right to convert the $200,000 principal amount of debentures into 200,000 shares of Common Stock of Conolog and sold such 200,000 shares of Common Stock on the same date in the open market at a price of approximately $3.78 per share.

     On February 11, 2000, CLOG exercised its option to purchase $200,000 principal amount of convertible debentures of Conolog, as described in Amendment No. 2 and Amendment No. 7. CLOG used working capital to fund the purchase. On the same date, CLOG exercised its right to convert the $200,000 principal amount of debentures into 200,000 shares of Common Stock of Conolog and sold such 200,000 shares of Common Stock on the same date in the open market at a price of approximately $6.38 per share.

     On February 14, 2000, CLOG exercised its option to purchase $195,000 principal amount of convertible debentures of Conolog, as described in Amendment No. 2 and Amendment No. 7. CLOG used working capital to fund the purchase. On the same date, CLOG exercised its right to convert the $195,000 principal amount of debentures into 195,000 shares of Common Stock of Conolog and sold such 195,000 shares of Common Stock on the same date in the open market at a price of approximately $4.97 per share.

     On February 15, 2000, CLOG exercised its option to purchase $90,000 principal amount of convertible debentures of Conolog, as described in Amendment No. 2 and Amendment No. 7. CLOG used working capital to fund the purchase. On the same date, CLOG exercised its right to convert the $90,000 principal amount of debentures into 90,000 shares of Common Stock of Conolog and sold such 90,000 shares of Common Stock on the same date in the open market at a price of approximately $4.59 per share.

     On February 16, 2000, CLOG exercised its option to purchase $15,000 principal amount of convertible debentures of Conolog, as described in Amendment No. 2 and Amendment No. 7. CLOG used working capital to fund the purchase. On the same date, CLOG exercised its right to


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convert the $15,000  principal amount of debentures into 15,000 shares of Common
Stock of Conolog and sold such 15,000 shares of Common Stock on the same date in the open market at a price of approximately $4.91 per share.

     Subject to and depending upon the availability of prices deemed favorable by them, the Reporting Persons may choose to exercise the option to acquire additional convertible debentures described in Amendment No. 2 and Amendment No. 7, convert the convertible debentures into shares of Common Stock, and/or purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.

     Depending upon prevailing conditions and their evaluation of the factors described above, the Reporting Persons may also determine to dispose of shares of Common Stock held by them in the open market, in privately negotiated transactions with third parties, or otherwise.

     The Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Persons hold 400,000 shares of Common Stock issuable upon the exercise of a currently exercisable option held by CLOG for the purchase of immediately convertible debentures, which represent 5.8% of the total shares of Common Stock outstanding as of February 8, 2000. CLOG has shared voting and dispositive power with respect to such shares of Common Stock and Mr. Schreiber, as controlling member of CLOG, has shared voting and dispositive power with respect to all of the shares of Common Stock beneficially owned by CLOG.

     The percentage for the Reporting Persons in the aggregate and for CLOG and Mr. Schreiber individually was calculated using as the denominator the sum of
(i) the 400,000 shares of Common Stock issuable upon the exercise of a currently exercisable option for the purchase of immediately convertible debentures, (ii) the 300,000 shares of Common Stock issued upon conversion of the convertible debentures pursuant to the terms of the Stock Purchase Agreement, as described in Item 4 hereof, (iii) the 200,000 shares of Common Stock issued effective February 7, 2000 upon conversion of the convertible debentures, as described in
Item 4 hereof, (iv) the 200,000 shares of Common Stock issued effective February 11, 2000 upon conversion of the convertible debentures, as described in Item 4 hereof, (v) the 195,000 shares of Common Stock issued effective February 14, 2000 upon conversion of the convertible debentures, as described in Item 4 hereof, (vi) the 90,000 shares of Common Stock issued effective February 15, 2000 upon conversion of the convertible debentures, as described in Item 4 hereof, (vii) the 15,000 shares of Common Stock issued effective February 16, 2000 upon conversion of the convertible debentures, as described in Item 4 hereof, and (viii) the 5,475,772 outstanding shares of Common Stock as of February 8, 2000, based upon the Quarterly Report on Form 10-QSB filed by Conolog for the period ended January 31, 2000 (the "Form 10-QSB"), less the 22,776 shares of Common Stock of Conolog indicated in the Form 10-QSB as being held as treasury stock.

     (b) See Item 6.


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     (c) See Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     As described in Amendment No. 2, the Restated Option Agreement provides that CLOG shall vote any shares of Common Stock acquired pursuant to the terms thereof in the same proportion as votes are cast by the other stockholders of Conolog.

Item 7.  Material to be Filed as Exhibits.

     (1) Agreement among the Reporting Persons.

     (2) Stock Purchase Agreement, between CLOG and National, dated as of February 1, 2000.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2000


                                                 CLOG LLC


                                                 By: /s/ Warren Schreiber
                                                 ------------------------
                                                 Warren Schreiber, Member


                                                 /s/ Warren Schreiber
                                                 --------------------
                                                 Warren Schreiber


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                                    EXHIBIT 1


     The undersigned agree that the Amendment to Schedule 13D to which this Agreement is attached is filed on behalf of each one of them.

Dated: February 17, 2000

                                                 CLOG LLC


                                                 By: /s/ Warren Schreiber
                                                 ------------------------
                                                 Warren Schreiber, Member


                                                 /s/ Warren Schreiber
                                                 --------------------
                                                 Warren Schreiber

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